UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

INFORMATION STATEMENT

PURSUANT TO SECTION 14(F) OF THE

SECURITIES EXCHANGE ACT OF 1934

___________________

WESTMONT ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

___________________

Delaware

(State or other jurisdiction of incorporation)

000-53152	N/A
(Commission File Number)	(I.R.S. employer identification No.)

c/o The MidAmerica Ice Cream Co. LLC

8261 Melrose Drive

Lenexa, KS 66214

Tel: 913-322-3535

(Address and Telephone Number of Registrant)

___________________

Mr. William C. Orscheln

President & CEO

c/o The MidAmerica Ice Cream Co. LLC

8261 Melrose Drive

Lenexa, KS 66214

Tel: 913-322-3535

 (Name, Address and Telephone Number of Person

Authorized to Receive Notice and Communications on Behalf of Registrant)

___________________

Common Stock, $.0001 par value

(Title and Class of Securities registered pursuant to Section 12(g) of the Act)

October 20, 2008

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED

NOT TO SEND US A PROXY

NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS IS

REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT

WESTMONT ACQUISITION CORP.

c/o The MidAmerica Ice Cream Co. LLC

8261 Melrose Drive

Lenexa, KS 66214

Information Statement Pursuant to Section 14(f) of the

Securities Exchange Act of 1934 and

Securities and Exchange Commission Rule 14f-1

Notice of Change in the

Majority of the Board of Directors

October 20, 2008

INTRODUCTION

The information contained in this Information Statement is being furnished to all holders of record of common stock of Westmont Acquisition Corp., a Delaware corporation (the "Company"), at the close of business on October 20, 2008, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 under that Act in order to effect a change in majority control of the Company's Board of Directors other than by a meeting of stockholders. This Information Statement is being distributed on or about October 20, 2008.

NO VOTE OR OTHER ACTION BY THE COMPANY'S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

Pursuant to a Share Purchase Agreement (“Agreement”) dated as of October 16, 2008 by and between William Tay ("Seller") and William C. Orscheln ("Purchaser"), Seller agreed to sell to Purchaser 31,340,000 shares of common stock of the Company constituting 100% of the Company's outstanding common stock, and Purchaser agreed to buy the shares for a total of $49,950 in cash. The transaction will close on October 20, 2008.

By virtue of Purchaser’s acquisition of 100% of the voting securities of the Company pursuant to the Agreement, Purchaser acquired control of the Company on October 20, 2008.  In connection with the sale, the Board of Directors of the Company has elected William C. Orscheln (the "New Director") as Director and as President, Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer of the Company, who will take office ten days after the Company files with the United States Securities and Exchange Commission ("SEC") and transmits to all holders of record of common stock of the Company, as of October 20, 2008, this Information Statement containing the information required under SEC Rule 14f-1 (the "Information Statement"). William Tay will resign as President, Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary with the Company on October 20, 2008. William Tay’s resignation as a Director of the Company to take effect immediately after the New Director takes office, which will be on October 30, 2008.

As of the date of this Information Statement, the authorized capital stock of the Company consisted of 250,000,000 shares of common stock, par value $0.0001 per share, of which 31,340,000 common shares are issued and outstanding, and 20,000,000 shares of preferred stock, par value $0.0001 per share, of which no preferred shares are issued and outstanding. Each share of common stock is entitled to one vote with respect to all matters to be acted on by the stockholders.

DIRECTORS AND EXECUTIVE OFFICERS

The following sets forth information regarding the New Director and executive officer of the Company.

William C. Orscheln, Director Nominee, President, Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer.

William C. Orscheln, will serve as sole Director, President, Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer of the Company.

Mr. Orscheln brings extensive experience in dry, refrigerated, frozen food distribution, commercial real estate and retail management.

•

Graduated from Marquette University with a B.S. in Business Administration

•

Managed teams up to Fifty employees with up to six locations

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Obtained SIOR Designation for Commercial Real Estate

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Work with Tandy & Tom Thumb Grocery Chain

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Manager for Orscheln Farm & Home Stores

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Started and developed B & Distribution in the Kansas City Area

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Acquired, managed and developed Great Clips, from one – to – seven Stores with extensive experience in hiring and managing personnel in a retail environment.

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Board Member, Orscheln Industries*

* Mr. Orscheln’s family is the original founder of Orscheln Farm & Home Stores. Part of Orscheln Industries (www.orscheln.com) this is an expanding chain of 150 farm stores located through out the Midwest that generates over $450 Million of annual income. The company also operates manufacturing facilities supplying the automotive and industrial sector. Mr. Orscheln serves on the Board of Directors.

In addition to his extensive management acumen, Mr. Orscheln serves the community in many ways.

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Board Member, Boys Hope Girls Hope

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Board Member, Notre Dame De Sion – Girls College – Prep High School

Mr. Orscheln is a member of the Kansas City CEO Focus, a group of KC based business owners and CEO’s who meet each month to share information, advice and assistance.

FAMILY RELATIONSHIPS

There are no family relationships among any of the Company's directors and officers or the New Director.

VOTING CONTROL AND MANAGEMENT

The following table sets forth certain information as of October 20, 2008, with respect to the ownership of common stock by the sole director and executive officer of the Company, and each person known by the Company to be the owner of five percent or more of the common stock of the Company.

	Amount and Nature of
Name and, as	Beneficial	Percentage
appropriate, address of beneficial owner	Ownership	of Class (1)

William C. Orscheln	31,340,000	100%
8261 Melrose Drive
Lenexa, KS 66214

All Officers and	31,340,000	100%
Directors as a group

_____________________

 (1)   Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act and unless otherwise indicated, represents securities for which the beneficial owner has sole voting and investment power.

(2)   Based upon 31,340,000 shares issued and outstanding as of the date of this filing.

COMMITTEES OF THE COMPANY'S BOARD OF DIRECTORS

Because our board of directors currently consists of only one member, we do not have any audit, compensation or nominating committee of the Board of Directors or committees performing similar functions. We do not believe it is necessary for our board of directors to appoint such committees because the volume of matters that come before our Board of Directors for consideration permits each Director to give sufficient time and attention to such matters to be involved in all decision making. As of October 20, 2008, all activities of the Company have been conducted by the sole director and corporate officer of the Company from either his home or his business office.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except for the ownership of the Company's securities, none of the directors, executive officers, holders of ten percent of the Company's outstanding common stock, or any associate or affiliate of such person, have, to the knowledge of the Company, had a material interest, direct or indirect, since the inception of the Company in January 11, 2008, in any transaction or proposed transaction which may materially affect the Company.

No executive officer, present director, proposed director or any member of these individuals' immediate families or any corporation or organization with whom any of these individuals is an affiliate is or has been indebted to the Company since the beginning of its last fiscal year.

LEGAL PROCEEDINGS

We are not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any associate of any such director, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

SECTION 16 REPORTING

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

To the Company's knowledge, none of the officers, directors or shareholders of the Company was delinquent in any necessary filings under Section 16(a).

COMPENSATION OF DIRECTORS AND OFFICERS

The sole officer and director of Company has not received any compensation for his services rendered to the Company, has not received such compensation in the past, and is not accruing any compensation pursuant to any agreement with the Company. However, he anticipates receiving benefits as beneficial stockholder of the Company.

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

EMPLOYMENT AGREEMENTS

The Company has not entered into any employments with our executive officers or other employees to date.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with that act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 and are available on the SEC's website at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WESTMONT ACQUISITION CORP.

/s/ William C. Orscheln

Dated: October 20, 2008

______________________________

By: William C. Orscheln

Its:  Chief Executive Officer

THIS INFORMATION STATEMENT IS PROVIDED TO YOU FOR

INFORMATION PURPOSES ONLY. NO ACTION ON YOUR PART IS SOUGHT

OR REQUIRED.